EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our Firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-00000) and the related prospectuses of Immunomedics, Inc. for the registration of (i) $10 million of 3.25% Convertible Senior Notes (ii) 1,642,036 shares of its common stock and (iii) an indeterminate amount of its common stock, preferred stock, depository shares, and warrants with an aggregate initial offering price not to exceed $60 million, and to the incorporation by reference therein of our report dated August 8, 2003, with respect to the consolidated financial statements of Immunomedics, Inc. for the year ended June 30, 2003 included it its Annual Report on form 10-K for the year then ended filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

MetroPark, New Jersey

April 20, 2004